MAR-1-2005 15:59 FROM: TO:13235765368 P.1



05042240


SEC MAIL PROCESSING
RECEIVED
MAY 1 2 2005
WASH. D.C.
202
SECTION

CM 5/18

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8-52483

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GONOW SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3580 Wilshire Boulevard, 17th. Floor
(No. and Street)

Los Angeles, CA 90010
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MELVIN CROSBY & ASSOCIATES, INC. CERTIFIED PUBLIC ACCOUNTANT.
(Name – *if individual, state last, first, middle name*)

1800 N. Highland Ave., Suite 604, Los Angeles, CA 90028
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
B
MAY 2 0 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/5/0

State of California
County of Los Angeles

OATH OR AFFIRMATION

I, Thomas J. L. Mercadante, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of [illegible] Securities, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Thomas J L Mercadante
Signature

President/CCO/CEO.
Title

Notary Public

This report ** contains (check all applicable boxes):
(a) Facing Page.
(b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition
(l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Subscribed & sworn to before me this 18th day of May, 2005 by Thomas J. L. Mercadante personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Signature


Commission # 1411274
Notary Public — California
Los Angeles County
My Comm. Expires Apr 14, 2007

State of California
County of Los Angeles

MAR-1-2005 13:35 FROM: TO:13235765368 P.2

OATH OR AFFIRMATION

I, Thomas J. L. Mercadante, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GoNow Securities, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President/CCO/CEO.

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-3(e)(3).*

Subscribed & sworn to before me this 1st day of May, 2005 by Thomas J.L. Mercadante personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Signature


KEVIN RAMIREZ
Commission # 1411216
Notary Public — California
Los Angeles County
My Comm. Expires Apr 14, 2007



SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE – DECEMBER 31, 2004

GONOW SECURITIES, INC.
3580 Wilshire Boulevard, 17th Floor
Los Angeles, CA 90010

CONTENTS

MELVIN CROSBY& ASSOCIATES, INC.
Melvin E. Crosby, CPA
1800 N. Highland Avenue, Suite 604
Hollywood, CA 90028

REPORT OF INDEPENDENT AUDITOR

Board of Directors
GoNow Securities, Inc.
Los Angeles, California

I have audited the accompanying statements of financial condition of GoNow Securities, Inc. as of December 31, 2004 and related statements of income (loss), changes in shareholder's equity and cash flows for the year ended December 31, 2004. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of GoNow Securities, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the several financial statement presentations. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, said financial statements referred to above present fairly, in all material respects, the financial condition of GoNow Securities, Inc. as of December 31, 2004 and the results of its operations, shareholder's equity and cash flows and the supplemental schedule of net capital for the year then ended in conformity with accounting principles generally accepted in the United States of America.



Melvin E. Crosby, CPA

Los Angeles, California
February 28, 2004.

GONOW SECURTIES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004

ASSETS

Cash	$ 11,325.95
Due from former officer, net of allowance for bad debts $13,415.00	-
CRD account	82.50
Total assets	$ 11,408.45

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities	
Shareholder's equity	
Common stock	--
Additional paid in capital	265,766.20
Accumulated deficit	(254,358.75)
Total liabilities and Shareholder's equity	$ 11,408.45

The accompanying notes are an integral part of these financial statements.

GONOW SECURITIES, INC.
STATEMENT OF (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2004

Revenue	
Interest Income	$ 62.14
Other Income	2.34
	64.48
Operating Expenses	
Bad debt	13,415.00
Bank Charges	55.00
Insurance – General liability	494.00
Professional Fees	11,675.00
NASD Fees & Assessment	4,145.00
Postage & Delivery	18.80
Rent	1,200.00
Total Expenses	41,137.28
(Loss) before income tax	(40,946.28)
Provision for income taxes	--
Net (Loss)	$(40,946.28)

The accompanying notes are an integral part of these financial statements

GONOW SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Stock Shares	Common Stock	Paid-In Capital	Accumulated (Deficit)	Total
Balance, December 31, 2003	--	$ --	$246,508	$(236,212)	10,296
Capital Contributed			41,137		41,137
Net (Loss)				(40,946)	(40,946)
Balance, December 31, 2004			287,645	277,158	10,487

The accompanying notes are an integral part of these financial statements

GONOW SECURITIES, INC.
STATEMENT OF CASHFLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Operating Activities

Net loss from operations	$(16,323)
Increase in CRD account	(83)
Cash Flow from Investing Activities	0
Cash Flow from Financing Activities	
Capital Contributed	41,137
Increase in Cash	5009
Cash: Beginning of the Year	6,316
Cash: End of the Year	$ 11,325
Supplemental Cash Flow Information:	
Cash paid for interest	$ 0
Cash paid for income taxes	$ 0

The accompanying notes are an integral part of these financial statements

GONOW SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

NOTE 1 – GENERAL AND ORGANIZATION

GoNow Securities, In., the Firm, was formed in July 2000 as a Nevada Corporation. The Firm is a registered Broker-Dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). During 2004 the Firm remained inactive as it has since purchase in 2001. NASD Rule 1017 is pending.

NOTE 2 – NET CAPITAL REQUIREMENT

The Firm is subject to the Securities and Exchange Commission Uniform net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital ($5,000) and requires that the ratio of aggregate indebtedness to capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or a cash dividend paid if the resulting net capital ratio would exceed 10 to 1. See p.9 net capital calculation.

NOTE 3 – DUE FROM FORMER OFFICER

There was misappropriation of funds by Mr. Keny Edgar Chang, the Firm's former President .The matter has been investigated and being referred to legal advisors for collection. However, the full amount has been reserved for possible uncollectibility.

NOTE 4 - SUBSEQUENT EVENT

From January to September 2004, RND Resources, Inc. and it's owners, Mr. Dabesish "Dave" Banerjee and wife Radhi Banerjee compiled and filed financials and FOCUS reports for the Firm. In all of these first three quarters the Banerjee's used a constant amount of $3, 980.00 as balance standing in the NASD CRD account credit of the Firm. This gave rise to incorrect ownership equity at the end of each quarter and by the end of third quarter 2004 as $13,300. At beginning of fourth quarter 2004 the Firm's then Principal Mr. Ath Kingsley Okun compiled financials, and filed the Firm's 4th quarter Focus report reflecting ownership equity at $11,409 by using the correct NASD CRD account balance of the Firm of $83.00 along with the allowable assets being only the cash then at hand at the Firm's bank of America accounts of $11,326.00 NASD District 2 noted this discrepancy to the Firm's attention, however the Banerjees refused to correct their errors and so the Firm had to again as in previous year retain another accounting Firm to correct the work product of the Banerjees for auditable books that was completed on Friday February 25, 2005 at additional fees and audit filing delays to the Firm.

NOTE 5 – USE OF ESTIMATES

Management's estimates and assumptions used in preparation of compliant financials during the reporting period may differ from actual results.

GONOW SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of Financial condition	$11,409
Less Non Allowable Asset CRD account	(83)
NET CAPITAL	$ 11,326

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net aggregate indebtedness-6-2/3 of net aggregate indebtedness	$ 0
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
EXCESS CAPITAL	$ 6,327
Excess net capital at 100% (net capital less 10% of aggregate indebtedness)	$11,326

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities	$ 0
Percentage of aggregate indebtedness to net capital	NA
Percentage of debt to debt-equity to total Computed in accordance with Rule 15c 3-1(d)	NA

RECONCILIATION

The following is reconciliation, as of December 31, 2004 of the above net capital computation with the Firm's corresponding unaudited computation to Rule 179-5(d)(4):

Net capital per FOCUS report	$11,326
Post closing bookkeeping adjustment	0
Net capital –Audited	$ 11,326

The accompanying notes are an integral part of these financial statements

PART II

CO NOW SECURITIES, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2004

MELVIN CROSBY & ASSOCIATES, INC.
Melvin E. Crosby, CPA
1800 N. Highland Avenue, Suite 604
Hollywood, CA 90028

REPORT OF INDEPENDENT AUDITOR ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
GoNow Securities, Inc.
Los Angeles, California

In planning and performing my audit of the financial statements of GoNow Securities, Inc. (the "Firm") for the year ended December 31, 2004. I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Firm that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Firm :(1) in making quarterly securities examinations. Counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Firm does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Firm is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether these practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedure are to provide management with reasonable, but not absolute, assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting

principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under the standards established by the American Institute of Certified Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

As set forth in Note 4 "Subsequent Event" [at page 8] to my opinion dated February 28, 2005 I was unable to audit the related financial statements – statement of income (loss), shareholder's equity and cash flows for the year ended December 31, 2004. However, the Firm, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2004 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

Because of independence rules, my firm could not reconstruct the records. I understand the Firm did engage Kathleen J. Suite, Inc. - a bookkeeping service that did reconstruct the records as of Friday February 25, 2005 so the Firm can be completely auditable.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Firm's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.



Melvin E. Crosby, CPA
Los Angeles, California
February 28, 2005

Mr. Melvin E. Crosby, CPA
MELVIN CROSBY & ASSOCIATES, INC.
1800 N. Highland Ave., Suite 604
Hollywood, CA 90028


SEC MAIL PROCESSING
RECEIVED
MAY 1 2 2005
WASH, D.C.
202
SECTION

ENGAGEMENT LETTER

May 3, 2005

GoNow Securities, Inc
3580 Wilshire Boulevard, 17th Floor
Los Angeles, CA 90010

Attn: Mr. Thomas J. L. Mercadante, Principal

Dear Mr. Mercadante;

I am pleased to serve as your independent accountant. The purpose of this letter is to confirm the terms of my engagement and to clarify the nature and extent of the auditing and accounting services I will provide.

I will audit the statement of financial condition and the supplemental schedule required by the SEC rule 15c3-1 as of December 31, 2004 and the statements of operations, stockholders' equity and cash flows for the year then ended. My audit will be made in conformity with auditing standards generally accepted in the United States of America, and accordingly will include such tests of the accounting records and such other auditing procedures, as I consider necessary in the circumstances.

During the course of my work it is possible that I will observe opportunities for economics in, or improved controls over your operations. It is my practice to bring such matters to the attention of the appropriate level of management either orally or in writing.

It is my understanding that although the purpose and objective of the audit is to lead to the expression of an opinion with respect to the financial statements, circumstances may exist or may arise which would preclude submitting such opinion. Should deficiencies in internal control, significant uncertainties or contingent liabilities be discovered which would have an affect upon my opinion, I will inform you as promptly as possible and attempt to arrive at a conclusion acceptable to both of us. If my opinion will be other than unqualified, the reasons therefore will be fully disclosed.

It is understood that the examination contemplated is based upon tests and samples, since detailed auditing of all transactions is not practicable. It is also understood that such an examination (even when tests and samples are deemed adequate in the circumstances to provide the basis for a professional opinion relating to the financial statements) is not specifically designed, and cannot be relied upon to disclose fraud, defalcations, or similar

irregularities should any exist. If their possible discovery results, I will, of course, inform you of any findings which to me appear to be unusual or abnormal.

Whenever possible, I will use your personnel to assist in this work and so reduce costs.

I call your attention to the fact that management has a responsibility for the proper recording of transactions, for the safeguarding of assets, and for the substantial accuracy of their financial statements. Although I may reproduce your financial statements on my stationery, the statements are the representation of management.

<u>If reproduction or publication of the financial statements which I have audited or any part of them, is anticipated for the purpose of distribution outside of your management, (other that to regulatory authorities such as the NASD and SEC) I request that I be permitted to approve the master's or printer's proofs before publication if my name is to be connected with the statements or report in any way. This includes any public reference (such as press release) to the financial statements upon which I have opined</u>.

The charges for my work are based on the time involved plus direct expenses. My staff rates vary according to the degree of responsibility involved and skill required. Your work product as to the statements and report you provided my office on electronic media [Microsoft word format] will be reproduced in the same format by my secretary Jennifer for my further review against books and records you provided and my office copied in the months of February/March 2005. I acknowledge receipt of full amount of #300.00 to cover my work as the Firm remained dormant with limited or no activity during the audit period [Bank of America monthly interest income, and Firm's upkeep expenses reflected as additional paid in capital] of year ended December 31, 2004.

If the above terms are in accordance with your understanding and are acceptable to you, please sign and return the duplicate copy of this letter to me.

I very much appreciate the opportunity to serve you and will be pleased to discuss any questions you may have.

Very truly yours;



Melvin E. Crosby, CPA

The services described in the foregoing letter are in accordance with our requirements and we understand the terms and conditions recited therein.

GONOW SECURITIES, INC.



By: Thomas John Louis Mercadante,
its' Principal

Dated: This __ of May, 2005.